July 1, 2016

BY EDGAR

Securities and Exchange Commission

Attn: Michael Clampitt, Senior Counsel

Office of Financial Services

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-6010

Re: 1st Century Bancshares, Inc. Request to Withdraw Registration Statement on Form S-1 (File No. 333-207119)

Ladies and Gentlemen:

In accordance with Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Midland Financial Co. (“Midland”) as successor in interest to 1st Century Bancshares, Inc. (the “Company”) pursuant to the merger of the Company with and into Midland, hereby requests the withdrawal, effective as of the date hereof or as promptly as practicable, of the above-referenced registration statement, including all exhibits filed therewith (collectively, the “Registration Statement”). The Registration Statement was originally filed on September 25, 2015.

The Company determined not to pursue the sale of the securities covered by the Registration Statement. The undersigned confirms that the Registration Statement was not declared effective and no securities have been sold pursuant to the Registration Statement.

Should you have any questions, or require any additional information, please do not hesitate to contact J. D. Weinberg of Covington & Burling LLP, counsel to Midland, at (212) 841-1037.

Very truly yours,

By:	/s/ Todd A. Dobson
Todd A. Dobson
Senior Executive Vice President and Chief Financial Officer

cc: J. D. Weinberg, Covington & Burling LLP